

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

Gregory Bankston
Manager
UC Asset LP
2299 Perimeter Park Drive, Suite 120
Atlanta, Georgia 30341

Re: UC Asset LP
      Amendment No. 2 to Registration Statement on Form 10-12G
      Filed December 21, 2020
      File No. 000-56203

Dear Mr. Bankston:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G

General

1.   We note the disclosure that in the fourth quarter your investment portfolio expanded to include investment interests in SHOC LLC and Hotal LLC. Please disclose how you acquired these investment interests and the material terms. Please also clarify whether there are any assets associated with these investment interests. Please file any agreements relating to the acquisition of these investment interests as exhibits.

Financial Statements, page F-1

2.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Note 2 - Summary of Significant Accounting Policies, page F-6

3.   We note your response to comment 4. Please clarify how you concluded that past due amounts and credit quality of financing receivables are not relevant to investors.

Note 4 - Fair Value of Financial Instruments, page F-9

4.   Please address the following with respect to your response to our prior comment 5.
- We note your disclosure that your 100% owned subsidiary, Atlanta Landsight, LLC invests in properties for residential redevelopment, and this entails the renovation or remodeling of the property prior to resale or rental. As the sole owner of Atlanta Landsight, LLC, please tell us your level of involvement in this development activity. To the extent the development activity is directed by a different entity, please explain to us your relationship to that entity.
- We note your investment in SHOC LLC and Hotal LLC during the fourth quarter. We further note that these entities intend to develop properties located in certain select areas or operate home office accommodations respectively. As the sole owner of these entities, please tell us the extent of your involvement in the development and operating activities of the subsidiaries. To the extent these activities are directed by a different entity, please explain to us your relationship to that entity.
- With respect to your lending operations, please tell us whether you originate loans or acquire loans that have already been originated. To the extent you acquire loans from others, please tell us what entity typically originates these loans and if that entity is a related party.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard W. Jones